Lawrence Venick Partner 10100 Santa Monica Boulevard Suite 2200 Los Angeles, CA 90067	Direct 852.3923.1188 Main 310.282.2000 Fax 310.282.2200 lvenick@loeb.com

Via Edgar

June 30, 2022

Mr. Michael Davis
Division of Corporate Finance
Office of Life Sciences
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Qilian International Holding Group Ltd. Form 20-F for Fiscal Year Ended September 30, 2021 Filed February 11, 2022 File No. 001-39805

Dear Mr. Davis:

On behalf of our client, Qilian International Holding Group Ltd. (the “Company”), we hereby provide a response to the comments issued in a letter dated April 28, 2022 (the “Staff’s Letter”) regarding the Company’s Form 20-F for Fiscal Year Ended September 30, 2021. Contemporaneously, an amended Form 20-F for Fiscal Year Ended September 30, 2021 is being submitted publicly to accompany this response letter (the “Amended 20-F”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form S-1 submitted February 11, 2022

Introduction, page 4

1.	We note your discussion on pages 8 and 10 regarding the “Risks Related to Our Corporate Structure.” Please prominently disclose here and at the onset of Item 3. that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Mr. Michael Davis June 30, 2022 Page 2

Response: We have disclosed the above statements prominently on pages 5, 9, 50 and 86, at the onset of Item 3, and at the onset of Item 4 of the Amended 20-F and provided a cross-reference to our detailed discussion of risks facing the company.

2.	We note your discussion on pages 9 and 14 regarding the “Holding Foreign Companies Accountable Act.” Please prominently disclose here and at the outset of Item 3. whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations, including the Accelerating Holding Foreign Companies Accountable Act, if enacted, will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

Response: In response to the Staff’s comment, we added a risk factor on page 49 of the Amended 20-F under the heading “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to Qilian International and its affiliated entities’ performance.” Our auditor, Friedman LLP, is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor.

3.	You state on page 4 that “[a]s used in this annual report on Form 20-F, ‘we,’ ‘us,’ ‘our company,’ or ‘our’ refers to Qilian International Holding Group Limited and its subsidiaries, and, when describing our consolidated financial information, also includes the VIE and their subsidiaries in China.” Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

Response: We have revised to clearly distinguish the references for the holding company and our subsidiaries when providing relevant disclosures regarding activities or functions of a VIE in the Amended 20-F. We have made it clear, throughout the Amended 20-F, that the subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which Qilian International Holding Group Limited owns equity, and that the holding company does not conduct business operations.

Mr. Michael Davis June 30, 2022 Page 3

4.	We note your discussion on pages 8 and 13 regarding permissions needed. Please prominently disclose here and at the outset of Item 3. each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We have been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this Annual Report, our listing in the U.S. is not subject to the review, permission or prior approval of Hong Kong authorities nor any PRC authorities including the Cyberspace Administration of China (“CAC”) or the China Securities Regulatory Commission (“CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our listing is subject to this regulation; and (ii) our operating entities (the WFOE and the VIE and its subsidiaries) were established and operate in PRC are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC, and Qilian International inadvertently concluded that relevant permissions or approvals were not required or that Qilian International did not receive or failed to maintain relevant permissions or approvals required and such permissions were subsequently rescinded, any action by the PRC government could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. We have added relevant disclosure on pages 11, 29 and 55 of the Amended 20-F.

5.	We note your discussion on pages 34, 86, and 95 regarding distribution of cash. Please prominently disclose here and at the outset of Item 3. a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Mr. Michael Davis June 30, 2022 Page 4

Response: We have added disclosure on page 12 (outset of Item 3) of the Amended 20-F under caption “Transfers of Cash Amongst Our Subsidiaries, the VIE, and the VIE’s Subsidiaries”.

Part I

Item 3. Key Information

D. Risk Factors, page 8

6.	We note your discussion on pages 9 and 10 regarding legal and operational risks associated with being based in or having the majority of the company's operations in China. Please add disclosure discussing how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: We have added relevant disclosure on pages 11 and 55 of the Amended 20-F.

7.	We note your discussion on page 14 regarding the Cyberspace Administration of China. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In addition, please update the disclosure in this risk factor to reflect that the final version of the revisions to the existing Measures for Cybersecurity Review came into effect on February 15, 2022.

Response: We added a risk factor on page 27 of the Amended 20-F under the heading “The PRC government may intervene and influence the WFOE and the VIE and its subsidiaries’ business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in the WFOE and the VIE and its subsidiaries’ business operations or the value of Qilian International’s securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder Qilian International’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Qilian International and its affiliated entities are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if they are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, Qilian International will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.” We have updated the disclosures on pages 17 and 29 to reflect that the final version of the revisions to the existing Measures for Cybersecurity Review came into effect on February 15, 2022.

Mr. Michael Davis June 30, 2022 Page 5

Item 4. Information on the Company

Our Corporate Structure, page 36

8.	We note your diagram of the corporate structure on page 36. Please identify the person or entity that owns the equity in each depicted entity, including your VIE. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response: We have disclosed relevant descriptions and statements prominently on pages 5, 9, 19, and 52 of the Amended 20-F and provided cross-references to our detailed discussion of risks facing the company. We have provided an updated diagram of the Company’s corporate strcture that identifies the person or entity that owns the equity in each depicted entity, including the Company’s VIE, on pages 51 and 88.

Item 5, page 73

9.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please revise your filing to provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. Please also provide a roll-forward of the investment in subsidiaries and VIEs line item to be presented in the condensed consolidating schedule.

Mr. Michael Davis June 30, 2022 Page 6

Response: We have provided the requested schedules on pages 13, 14 and 15 of the Amended 20-F.

General

10.	We note your disclosure on pages 8, 10-11, and 36 that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response: We have added relevant disclosure on pages 5, 9, 18, 20, 52, and 53 of the Amended 20-F. We have revised relevant disclosures throughout the Amended 20-F to avoid the implication that the contractual agreements are equivalent to equity ownership in the business of the VIE.

Please call me at 852.3923.1188 or +86.10.5954.3688 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick
Partner